UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 7, 2022	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, November 7th, 2022

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comision Nacional de Valores”) Regulations (amended and restated on 2013).

Loma Negra C.I.A.S.A. (the “Company”) has been notified of the opening of an investigation by the Argentine Antitrust Commission (the “CNDC” as per its acronym in Spanish) pursuant to Section 39 of Law No. 27,442 (the “Law”) in order to investigate supposed anticompetitive conducts. The investigation does not imply an accusation of a conduct under the Law.

Within the framework of the investigation, the Company will provide the evidence required by the CNDC. Also, the Company informs that it was always in compliance with regulations in force related to competitors’ relations and ethic and compliance policies.

Sincerely,

_____________________________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.